Exhibit 1.01

Conflict Minerals Report
ESAB Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for the period from January 1, 2024 to December 31, 2024 as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).
Unless the context indicates otherwise, the terms “ESAB,” “we,” “its,” “us,” and “our” refer to ESAB Corporation and its consolidated subsidiaries. As used herein, “Conflict Minerals” or “3TG” is defined as, consistent with the Conflict Minerals Rule, cassiterite, columbite-tantalite (coltan), gold, wolframite and the derivatives tin, tantalum and tungsten.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG, and (3) political, regulatory and economic developments, whether in the Democratic Republic of the Congo (“DRC”) region (the “Covered Countries”), the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Company and Product Information
ESAB Corporation is a focused premier industrial compounder. We provide our partners with fabrication technology advanced equipment, consumables, gas control equipment, robotics and digital solutions. We formulate, develop, manufacture and supply consumable products and equipment, including cutting, joining and welding robotics, as well as gas control equipment. Products are marketed under several brand names, most notably ESAB, and sold into a wide range of global end markets, including general industry, infrastructure, renewable energy, medical and life sciences, transportation, construction and energy.
Our in-scope product categories for 2024 were welding equipment, cutting equipment, automated welding and cutting systems and gas control equipment. For a further discussion of our products, see our Annual Report on Form 10-K for the year ended December 31, 2024. The information contained in our Form 10-K and other external materials referenced herein, including our website, is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.
Applicability of the Conflict Minerals Rule to Our Company
We are subject to the Conflict Minerals Rule because some of the products that we manufacture contain 3TG that are necessary to their functionality or production. Our in-scope products contain tin, tantalum, tungsten and gold, although each in-scope product does not contain all four 3TG.

We generally do not source 3TG from smelters or refiners and have no direct relationships with mines, and we believe that we are in most cases many levels removed from all of these market participants. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below, and encourage conflict free sourcing in our supply chain.
Product, smelter and refiner information in respect of 2024 is described under “Product Information” below. For 2024, each of our in-scope products contained 3TG content for which we were unable to determine the origin. None of the necessary 3TG contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. However, we did not conclude that any of our products were “DRC conflict free.” The terms “adjoining country,” “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as are occurring in the DRC. To this end, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of 3TG.
The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1	Implement and communicate to their personnel and suppliers policies that are consistent with this policy;

2	Put in place procedures for the traceability of 3TG at least to the smelter or refiner level, working with their direct and indirect suppliers as applicable;

3	Where possible, source 3TG from smelters and refiners that are conformant with an independent “conflict free” assessment protocol;

4	Maintain reviewable business records supporting the sources of 3TG;

5	At ESAB’s request, provide to ESAB written certifications and other information concerning the origin of 3TG included in components, parts and products supplied to ESAB and the supplier’s compliance with this policy generally;

6	Establish policies, due diligence frameworks and management systems that are consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including its related supplements; and

7	Encourage their direct and indirect suppliers to adopt policies and procedures that are consistent with those contained herein.
We do not embargo responsibly sourced 3TG from the Covered Countries or other conflict-affected and high-risk areas and encourage our suppliers to continue to source responsibly from the Covered Countries or other conflict-affected and high-risk areas, from sources that do not support conflict.
Our policy is available on our website at https://investors.esabcorporation.com/governance/governance-documents/default.aspx. The information contained on our website is not incorporated by reference into the Form SD or this Conflict Minerals Report and should not be considered part of the Form SD or this Conflict Minerals Report.
Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2024, we conducted a “reasonable country of origin inquiry” (“RCOI”). For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Guidance (defined below), which are discussed below.
Our inquiry included approximately 3,144 suppliers (the “Suppliers”) that we identified as having provided us with components, parts or products that contain 3TG or that we believe may have provided us with components, parts or products that contain 3TG. For 2024, the Suppliers identified to us 372 smelters and refiners as either being part of our supply chain or as having potentially processed the necessary 3TG contained in our in-scope products, as shown and described below. These smelters and refiners include 233 smelters and refiners identified as “Conformant” and 9 identified as “Active,” each as defined below, as of May 16, 2025. This information is based primarily on company-level declarations from Suppliers. Accordingly, many of these smelters and refiners may not be part of our supply chain, as we generally were not able to collect data at the product-level.
Based on the results of our RCOI, we exercised due diligence for 2024. These due diligence efforts are discussed below.
Due Diligence Program
Design Framework
We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”).

Selected Elements of our Due Diligence Program
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our due diligence program are discussed below. However, these are not all of the elements of the program that we have put in place to help ensure that the 3TG contained in our in-scope products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

1	OECD Guidance Step One: “Establish strong company management systems”

a.	We have a Conflict Minerals Policy. We communicate the policy internally to our sourcing teams and to selected suppliers. The Conflict Minerals Policy also is posted on our website at https://investors.esabcorporation.com/governance/governance-documents/default.aspx.

b.	We have a team of senior staff under the Vice President, Global Sourcing and Supply Chain and Senior Vice President, General Counsel and Secretary charged with managing our 3TG compliance strategy. We supplement our compliance efforts with specialist outside counsel.

c.	Selected internal personnel are educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

d.	We utilize the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI”) to identify smelters and refiners in our supply chain. The CMRT requests suppliers to provide information concerning the usage and source of 3TG in their products, as well as information concerning their related compliance efforts. We utilize a third-party service provider (the “Service Provider”) to conduct our supplier outreach and follow-up, as well as for the review and validation of supplier responses. Some of the compliance matters described herein are taken or implemented by the Service Provider on our behalf.

e.	We maintain business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.

f.	The Service Provider provides training and educational materials to suppliers to enhance the quality of responses.

g.	We have contractual terms relating to 3TG, which are incorporated into selected supplier contracts.

h.
We have a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy. The contact information for our grievance mechanism is http://esab.ethicspoint.com/ or our ethics hotline is 1-844-486-1644.

2	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.	We requested in writing, through the Service Provider, that the Suppliers provide us with a completed CMRT. The Service Provider followed up by email or phone on our behalf with Suppliers that did not respond to the request within the specified time frame. The Service Provider followed up with non-responsive Suppliers.

b.	The Service Provider, on our behalf, reviewed Supplier responses against its written review criteria to identify incomplete responses, potential errors and inaccuracies in the CMRTs. The Service Provider followed up by email with Suppliers that submitted a response that triggered specific quality issues relating to completeness and accuracy.

c.
Smelter and refiner information provided by Suppliers was reviewed by the Service Provider against the RMI’s list of known smelters and refiners. To the extent that a smelter or refiner identified by a Supplier is not on that list, the Service Provider may take additional steps to attempt to determine whether the listed entity is a smelter or refiner. Smelter and refiner information also was reviewed against the lists of Conformant and Active smelters and refiners published by the RMI. 233 of the identified smelters and refiners were listed as Conformant by the RMI and 9 were listed as Active, as of May 16, 2025. Please see the tables below for further information regarding the smelters and refiners identified to us through our RCOI and due diligence.

The Service Provider bases its country of origin determinations on publicly available information, its outreach to smelters and refiners and information provided by suppliers in their completed CMRTs. Consistent with the foregoing, to the extent that a smelter or refiner identified by a Supplier was not listed as Conformant by the RMI, the Service Provider undertook an additional review to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the Covered Countries. The Service Provider attempted to reach out to the smelter or refiner directly and conducted research to gain more information about the smelter’s or refiner’s sourcing practices, including the countries of origin of the minerals that it processes, the transit and transfer of the minerals that it processes and whether it has in place internal due diligence procedures or other processes to track the chain-of-custody of its 3TG.

d.	The Service Provider evaluated Suppliers’ due diligence processes and policies based on the Suppliers’ responses to certain of the questions in the CMRT. These questions ask suppliers about their internal processes regarding 3TG.

e.	We take steps to gather additional information from suppliers whose responses lead us to believe additional information is warranted to help ensure that our supply chain is responsibly sourcing 3TG. This may include requesting product-specific CMRTs or other information.

3	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our 3TG compliance team reviewed the reports and evaluations prepared by the Service Provider and liaised with appropriate members of senior management in our legal and supply chain teams, including our General Counsel and Secretary, regarding the results of our Supplier outreach.

b.	We undertake additional internal reviews with our legal and supply chain teams on a periodic basis using the information provided by the Service Provider, our suppliers and our independent inquiries, and respond via supplier follow-up, commercial escalation or other commensurate means to the risks identified via these reviews.

4	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”
In connection with our due diligence, we utilize and rely on information made available by the RMI concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence.

5	OECD Guidance Step Five: “Report on supply chain due diligence”
We annually file a Form SD and Conflict Minerals Report with the Securities and Exchange Commission and make these filings available on our website at https://investors.esabcorporation.com/financials/sec-filings.
Smelters and Refiners and Country of Origin Information
In connection with our RCOI or due diligence, as applicable, the Suppliers identified to us smelters and refiners either as part of our supply chain or as potentially having processed the necessary 3TG contained in our in-scope products in 2024. Due to our position in the supply chain, which is discussed earlier in this Conflict Minerals Report, we rely on our suppliers for accurate smelter and refiner information and our due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our in-scope products. The table indicates each of the number of identified and Conformant smelters and refiners by metal. Please see the notes that accompany the table for additional information concerning the data in the table.

	Known Smelters and Refiners	Conformant Smelters and Refiners
Metal	Total	Total	% of Known Smelters
Gold	182	91	50%
Tantalum	37	34	92%
Tin	96	72	75%
Tungsten	57	36	63%

Total	372	233	63%

We note the following in connection with the information contained in the foregoing table:

a)
The smelters and refiners reflected in the table were identified by the Suppliers to us as potentially being part of our 2024 supply chain. However, not all of the included smelters and refiners are believed by us to have processed the necessary 3TG contained in our in-scope products, since most Suppliers reported to us at a “company level” the 3TG contained in all of their products, not just those in the products that they sold to us. Some Suppliers also may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. The smelters and refiners reflected above may not be all of the smelters and refiners in our supply chain, since many Suppliers were unable to identify all of the smelters and refiners used to process the necessary 3TG content contained in our in-scope products and not all of the Suppliers responded to our inquiries.

b)	All compliance status information in the tables is as of May 16, 2025. Compliance status is based on information published by the RMI, without independent verification by us.

c)	A smelter or refiner is a “Known” Smelter and Refiner if it is listed on the Smelter Look-up tab list of the CMRT.

d)
“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included smelters and refiners were not necessarily Conformant for all or part of 2024 and may not continue to be Conformant for any future period. The RMI website notes that, due to the eligibility criteria for an RMAP assessment, smelters and refiners are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard. An “Active” SOR is one that is currently engaged in the RMAP but a conformance determination has yet to be made.

The table below provides information on the smelters and refiners included in the table above that are believed to source in whole or in part from a Covered Country. We are unable to determine specifically the countries of origin of the 3TG in our products. Accordingly, the 3TG in our products may not have originated in a Covered Country or a particular Covered Country.

	Smelters and Refiners Believed to Source From a Covered Country
Metal	Total Smelters and Refiners Sourcing from the Covered Countries	% of Known Smelters and Refiners	% Conformant
Gold	29	16%	55%
Tantalum	21	57%	100%
Tin	9	9%	78%
Tungsten	14	25%	86%

Total	73	20%	77%
We endeavored to determine the mine or location of origin of the 3TG contained in our in-scope products by requesting that the Suppliers provide us or our Service Provider with a completed CMRT, and through the other activities described herein that were taken by us or the Service Provider.
Future Risk Mitigation Efforts
We intend to take the following additional steps to mitigate the risk that the necessary 3TG in our in-scope products benefit armed groups in the Covered Countries. These steps are in addition to the other steps that we took in respect of 2024 described in this Conflict Minerals Report, which we intend to continue to take in respect of 2025 to the extent applicable.

1
Engage with applicable Suppliers that provided non-Conformant smelters and refiners, incomplete responses or that did not provide responses for 2024 to help ensure that they provide requested information for 2025.
•Engage in additional outreach to Suppliers with non-Conformant responses;
•Conduct further training for Suppliers; and
•Work to identify improved contacts for non-respondents.

2	Encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2024 that the source of 3TG was unknown or undeterminable.
3	Continue communicating to suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them and required adherence to contractual sourcing requirements.